December 15, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 23, 2010

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 1, 2010

File No. 1-14487

Dear Mr. Spirgel:

By letter dated November 23, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on July 1, 2010 (the “2009 Form 20-F”) by Tele Norte Leste Participações S.A. (“TNL” or the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2009 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 21 – Loans and financing, page F-56

(e) Covenants, page F-61

1.	We note your response to comment 7 from our letter dated September 24, 2010. It is unclear to us why you believe you would be able to avoid cross acceleration of your debt in all circumstances. You state that you have the right to prepay your JBIC loan in the event of anticipated noncompliance with covenants. Tell us how you considered the possibility of unanticipated noncompliance with the covenants. Is it possible that you could fail the covenants due to events occurring at the end of a quarter without having time to seek a waiver and repay the debt if the waiver is denied?

The Company carefully monitors its compliance with the covenants contained in each of its debt instruments on an ongoing basis. The company maintains a detailed updated quarterly financial forecast for the current and subsequent years, as well as a financial model that includes long-term projections over 10 years, which the Company believes provides it with a reliable basis to predict its ability to comply with each of its financial covenants. The Company believes that the primary risks that would result in an unanticipated breach of its financial ratio covenants are (1) an unanticipated depreciation of the real, the Company’s reporting currency, in relation to the currencies under which some of its indebtedness has been incurred, which led to losses in excess of the Company’s currency hedges, and (2) unanticipated declines in its EBITDA for any 12-month period as a result of unforeseen events, such as court rulings that would require a re-evaluation of provisions for contingencies. Because the events that would cause the Company to breach financial ratios in indebtedness, other than the current breach under the loan agreement of its subsidiary Telemar Norte Leste S.A. (“Telemar”) with JBIC, cannot be anticipated, the Company does not believe that it is required to change the classification of any indebtedness to reflect unanticipated future breaches, regardless of whether the breach or acceleration of that debt would result in a breach or acceleration right under other indebtedness.

With regard to the covenant in Telemar’s loan agreement with JBIC, with which the Company has not recently complied, this covenant measures the ratio of (1) EBITDA during the 12 months preceding the relevant balance sheet date to (2) the sum of the Company’s consolidated financial expenses during the 12 months preceding the relevant balance sheet date plus scheduled amortizations of the Company’s consolidated indebtedness during the twelve months following the relevant balance sheet date. The Company’s recent breaches of this covenant have resulted primarily from the increase in the amount of the Company’s total indebtedness (including short-term indebtedness), as a result of the financing of its acquisition of Brasil Telecom S.A. (“Brasil Telecom” or “BrT”) and the failure of the contractual terms of this covenant to provide for the netting of cash and cash equivalents (which are available to repay the Company’s short-term indebtedness). As a result, the Company has sought and received waivers for each breach of this covenant. The Company has recently received a waiver of this covenant for the breach anticipated to occur as of December 31, 2010. The Company anticipates that this covenant will be breached at measurement dates during 2011 and anticipates that it will be required to negotiate with JBIC for waivers of this covenant for quarter in which the Company anticipates that this covenant will be breached.

As the Company advised the Staff in September 24, 2010 letter, if the Company is unable to obtain a waiver from JBIC prior to any anticipated noncompliance with the covenants contained in the JBIC loan agreement that could give rise to the right of JBIC to accelerate the obligations under this loan agreement, Telemar intends to exercise its contractual right to prepay the JBIC loan. In the event of an unforeseen circumstance that would result in a default under the JBIC loan or any of the Company’s other indebtedness, the Company would enter into negotiations regarding waivers or amendments to the relevant instruments at the time that the unforeseen circumstance occurred.

Note 26 – Loans and financing, page F-56

(e) Covenants, page F-61

2.	We note your response to comment 8 from our letter dated September 24, 2010, in which you present a table labeled “Reconciliation of net additions to provisions for civil contingencies.” Please explain this table for us in more detail. In this regard, tell us why the portion corresponding to non-controlling shareholders is not deducted from the total increase in provision for contingencies to arrive at the additions disclosed on page F-68.

The Company advises the Staff that the table labeled “Reconciliation of net additions to provisions for civil contingencies” shows the detail of the R$1,793 million in additions to provisions for civil contingencies (net of reversals) which were recorded as operating expenses during 2009 under Brazilian GAAP. These additions are disclosed in the table in item (c) on page F-68. Under Brazilian GAAP, the purchase accounting adjustments corresponding to Invitel S.A. (“Invitel”) were recorded based proportionally on the interest acquired. Consequently, the purchase accounting adjustment to contingent liabilities for civil contingencies corresponds to the fair value of Brasil Telecom’s possible civil contingencies on the acquisition date less the portion corresponding to the non-controlling interest (R$2,325 million less R$1,215 million (non-controlling interest of 52.26%)).

As described in Note 26(d)(3)(i) to the Company’s financial statements, subsequent to the acquisition, the Company’s management, with the assistance of its internal and external legal advisers, reassessed the classification of Brasil Telecom’s contingent liabilities and determined that the classification of the contingencies referred to above changed from possible to probable. As a result, Brasil Telecom recorded an additional provision amounting to R$2,325 million. In the Company’s consolidated financial statements, this resulted in the recognition of an additional provision of R$1,215 million to record the portion corresponding to the non-controlling interest which was not previously recorded in the purchase accounting under Brazilian GAAP. This amount was recorded as other operating expenses in the line item “Provisions/reversals in regard to contingencies” in “Note 8 Other operating expenses, net” on page F-41.

To help illustrate these changes in provisions for civil contingencies, the following table sets forth a detailed rollforward of the provisions which corresponds to the table on page F-68:

Summary of the changes in the balances of provisions for contingencies

Civil contingencies (in millions of reais)

Balance as of December 31, 2008	795
Addition to provisions for civil contingencies recorded as a result of the Brasil Telecom (“BrT”) acquisition:
Probable contingencies previously recorded by BrT	497
Fair value of possible contingencies on the acquisition date	2,325

Portion corresponding to non-controlling interest	(1,215)
Additions, net of reversals, recorded as other operating expenses (including R$1,215 million as described above)	1,793
Write-downs due to settlement	(304)
Judicial deposits	(2,087)
Monetary correction	127
Balance as of December 31, 2009	1,931

Note 34 – Summary of the differences between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

Acquisition of TNCP (Amazonia), page F-122

3.	We note your response to comments 9 and 10 from our letter dated September 24, 2010. Clarify why you reassigned the amount originally recorded as goodwill to licenses under Brazilian GAAP. Please explain to us why you did not initially assign any value to the licenses in accounting for your acquisition of TNCP under US GAAP.

The Company advises the Staff that for Brazilian GAAP purposes, the goodwill related to TNCP acquisition, in the original amount of R$215 million, which was based on the future profitability of TNCP and was to be amortized over 10 years, was reclassified to intangible assets (regulatory licenses) as of January 1, 2009 to comply with the pronouncements issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários) (including the “Ofício – Circular CVM/SNC/SEP 2/2010”) and continues to be amortized over the remaining terms of the respective licenses.

As described on page F-123, under U.S. GAAP the analysis of the net assets acquired in this business combination provided for no significant purchase price allocation adjustments related to either tangible and intangible assets acquired. The difference between the acquisition cost and the fair value of the net assets acquired was recorded as goodwill under U.S. GAAP. Additionally, there were no significant differences between the fair value and underlying book value of the net assets acquired. Accordingly, under U.S. GAAP, the Company did not assign any value to the licenses in accounting for this acquisition under U.S. GAAP.

The Company will clarify this point in the notes to its consolidated financial statements in future filings, including the text presented in the previous paragraph.

Acquisition of BrT, page F-l22

4.	We note your response to comment 11 from our letter dated October 29, 2010. Explain to us the nature of the reconciling item “Reversal of goodwill recorded under Brazilian GAAP” in the amount of R$775 million and its relevance to the amount recorded as intangible assets under US GAAP.

The Company advises the Staff that, as of December 31, 2008, Invitel had goodwill recorded in its Brazilian GAAP financial statements in the amount of R$775 million under the caption “Intangible assets.” Such goodwill, which was determined for Brazilian GAAP purposes as the excess of the purchase price paid over the historical book value of assets acquired and liabilities assumed, resulted mainly from Invitel’s acquisition of interests in Brasil Telecom Participações S.A. (“Brasil Telecom Holding” or “BrTP”), Solpart, iG, iBest, BrT Multimidia and GloboNet which occurred prior to December 31, 2008.

In connection with the acquisition of Brasil Telecom, Copart 1 Participações S.A. (“Copart 1”), a subsidiary of the Company, acquired all capital stock of Invitel. Following the acquisition, Copart 1 performed the purchase accounting in accordance with U.S. GAAP, in which Copart 1 identified and measured the assets acquired and liabilities assumed. In the purchase accounting, Copart 1 reversed the goodwill that was previously recorded under Brazilian GAAP and no goodwill was recorded under U.S. GAAP.

Therefore, in order to reconcile the Brazilian GAAP amounts to U.S. GAAP, the Company reversed the goodwill recorded under the Brazilian GAAP.

5.	We note your response to comments 8 and 12 from our letter dated September 24, 2010. You state that you recorded in your Brazilian GAAP consolidated financial statements the provisions which were previously recorded in your US GAAP consolidated financial statements on the acquisition. In your response to comment 12, you illustrate that this additional amount recorded under Brazilian GAAP during 2009 was R$2,264. Clarify why you recorded the same amount under Brazilian GAAP as under US GAAP as of December 31, 2009. In this regard, we note your disclosure on page F-124 that your acquisition was accounted for based on your proportional ownership of Brasil Telecom for Brazilian GAAP, as compared to 100% for US GAAP. In addition, explain for us in more detail the nature of the adjustment of $1,611 and why this amount differs from the R$2,264 previously discussed.

The Company advises the Staff that the purchase accounting adjustment to provisions for contingencies in the amount of R$2,264 million recorded under U.S. GAAP on the acquisition date represents the fair value of Brasil Telecom’s possible contingencies. As described in the response to Comment 2 and disclosed in Note 26(d)(3)(i) to the Company’s financial statements, subsequent to the acquisition, the Company’s management, with the assistance of its internal and external legal advisers, reassessed the classification of Brasil Telecom’s contingent liabilities and determined that the classification of the contingencies referred to above changed from possible to probable. Consequently, these provisions were recorded by Brasil Telecom during 2009. In the Company’s consolidated financial statements, this resulted in the recognition of an additional provision of R$1,611 million to record the portion corresponding to the non-controlling interest which was not previously recorded in the purchase accounting under Brazilian GAAP.

Under U.S. GAAP, since this amount had already been recorded as part of the purchase accounting, the Company included an adjustment in the net income reconciliation of the differences between Brazilian GAAP and U.S. GAAP presented on page F-147 as “Reversal of provision for the contingencies related to purchase of control of BrTP”.

As a result of the above adjustments, at December 31, 2009, the same amount of provisions was recorded under Brazilian and U.S. GAAP.

This R$1,611 million amount differs from R2,264 million because the latter considers the total provision for contingencies recorded at December 31, 2009 under Brazilian GAAP. To illustrate this, the following table presents the reconciliation of provision for contingencies attributable to controlling and non-controlling shareholders under Brazilian GAAP and under U.S. GAAP.

	Brazilian GAAP	US GAAP
	(in millions of reais)

Provision for contingencies recorded on the acquisition date	812	3,076
Provision for contingencies recorded after the acquisition date	2,264	—

	3,076	3,076

Provision for contingencies attributable to controlling shareholders	1,465	1,465
Provision for contingencies attributable to non-controlling shareholders	1,611	1,611

	3,076	3,076

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

6.	We note your response to comment 16 from our letter dated September 24, 2010. Please provide us with more details regarding your calculation of net income and stockholders’ equity attributable to noncontrolling shareholders. In this regard, it is unclear to us why you have attributed 19% of your US GAAP net income and 47% of your US GAAP stockholders’ equity to noncontrolling shareholders in light of your 82% interest in Telemar and 39% interest in Brazil Telecom. In additions tell us the nature and amount of any adjustments that you determined were specifically related to a controlling or noncontrolling shareholder transaction.

The Company advises the Staff that it has calculated U.S. GAAP net income and shareholders’ equity attributable to non-controlling shareholders, considering the following criteria:

•	The respective Brazilian GAAP balances of controlling and non-controlling shareholders;

•	Determination of the GAAP adjustment in each company presented under the heading “Source of adjustments” (e.g: TNL, Telemar, Coari and BrT);

•	Determination of the allocation of the GAAP adjustments to controlling and non-controlling shareholders in each company as follows:

¡	In 2009, 2008 and 2007, the GAAP adjustments for TNL were allocated 100% to the controlling shareholder;

¡	In 2009, 2008 and 2007, the GAAP adjustments for Telemar were allocated considering that the Company has an 81.92% direct interest in Telemar;

¡

In 2009, the GAAP adjustments for Coari were allocated considering that the Company has a 39.03% indirect interest in BrT (considering that the Company has a 81.92% direct interest in Telemar, Telemar has a 100% direct interest in Coari and Coari has a 47.64% direct interest in BrT) and

¡	Whether any GAAP adjustment was specifically related to a controlling or non-controlling shareholder transaction, as described in the footnotes to the tables.

The Company advises the Staff that, following the criteria presented above, it has performed the calculation of the net income for the years ended December 31, 2007, 2008 and 2009 and shareholders’ equity for the years ended December 31, 2008 and 2009 to non-controlling interest as described in the following tables:

RECONCILIATION OF NET INCOME (LOSS)

Years ended December 31,		2008			2007
	Page F-147 of TNL 2009 20-F	Controlling	Non-controlling	Page F-147 of TNL 2009 20-F	Controlling	Non-controlling
	2008	Interest of TNL in Telemar (direct) (1)	Interest of TNL in Telemar (direct) (3)	2007	Interest of TNL in Telemar (direct) (1)	Interest of TNL in Telemar (direct) (3)

		81.92%	18.08%		81.92%	18.08%

Net income (loss) as reported under Brazilian GAAP	1,154	1,154	—	2,318	2,318	—
Minority interest under Brazilian GAAP	278	—	278	524	—	524

Total net income (loss) as reported under Brazilian GAAP	1,432	1,154	278	2,842	2,318	524
Indefeasible rights of use Pegasus	1	1	0	2	2	0
Reversal of goodwill amortization under Brazilian GAAP	24	20	4	76	62	14
Additional depreciation of property, plant and equipment and intangible assets	(28)	(23)	(5)	(12)	(10)	(2)
Reversal of financial expense in acquisition of Way TV	—	—	—	17	14	3
Subsidies on postpaid mobile handsets	(76)	(62)	(14)	(15)	(12)	(3)
Fistel fee upon activation of new clients	(104)	(85)	(19)	2	2	0
Write-off of deferred charges	(91)	(75)	(16)	(33)	(27)	(6)
Reversal of the amortization of deferred charges	59	48	11	72	59	13
Pension and other post-retirement benefits
TelemarPrev and PBS Telemar - Change in prepaid pension cost	(9)	(7)	(2)	31	25	6
TelemarPrev and PBS Telemar - Reversal of amortization of prepaid pension cost	27	22	5	—	—	—
Deferred revenues on public telephone prepaid calling cards	(88)	(72)	(16)	—	—	—
Revenue rollover	(26)	(21)	(5)	(127)	(105)	(22)
Capitalized interest	23	19	4	23	19	4
Stock option	14	11	3	(29)	(24)	(5)
Other	3	2	1	7	—	7
Deferred income tax Oi	—	—	—	807	660	147
Deferred tax on adjustments	91	74	17	(5)	(5)	—

U.S. GAAP net income	1,252	1,006	246	3,658	2,978	680

Net income attributable to controlling shareholders	1,006			2,978
Net income attributable to non-controlling shareholders	246			680

	1,252			3,658

Year ended December 31,		2009
	Page F-147 of TNL 2009 20-F	Source of adjustment		Controlling			Non-controlling
	2009	Telemar	Coari	Interest of TNL in Telemar (direct) (1)	Interest of TNL in BRT (indirect) (2)	Total	Interest of TNL in Telemar (direct) (3)	Interest of TNL in BRT (indirect) (4)	Other (5)	Total

				81.92%	39.03%		18.08%	60.97%

Net income (loss) as reported under Brazilian GAAP	(436)					(436)
Minority interest under Brazilian GAAP	(620)									(620)

Total net income (loss) as reported under Brazilian GAAP	(1,056)	—	—	—	—	(436)	—	—	—	(620)
Bargain purchase gain on business combination (BrTP and BrT)	6,591	6,591	—	5,399	—	5,399	1,192	—	—	1,192
Recognition of accumulated loss on available for sale securities (BrT and BrTP)	(1,132)	(1,132)	—	(927)	—	(927)	(205)	—	—	(205)
Depreciation of step-up in fair value of property, plant and equipment related to purchase of control on BrTP	(870)	—	(870)	—	(340)	(340)	—	(530)	—	(530)
Amortization of step-up in fair value of intangible assets related to purchase of control on BrTP	(631)	—	(631)	—	(246)	(246)	—	(385)	—	(385)
Reversal of provision for contingencies related purchase of control on BrTP	1,611	—	1,611	—	—	—	—	—	1,611	1,611
Reversal adjustments of trade accounts receivable related purchase of control on BrTP	53	—	53	—	21	21	—	32	—	32
Indefeasible rights of use Pegasus	—	—	—	—	—	—	—	—	—	—
Reversal of goodwill amortization under Brazilian GAAP	15	15	—	12	—	12	3	—	—	3
Additional depreciation of property, plant and equipment and intangible assets	(26)	(26)	—	(21)	—	(21)	(5)	—	—	(5)
Reversal of financial expense in acquisition of Way TV	—	—	—	—	—	—	—	—	—	—
Subsidies on postpaid mobile handsets	217	217	—	178	—	178	39	—	—	39
Fistel fee upon activation of new clients	22	22	—	18	—	18	4	—	—	4
Write-off of deferred charges	—	—	—	—	—	—	—	—	—	—
Reversal of the amortization of deferred charges	87	87	—	71	—	71	16	—	—	16
Pension and other post-retirement benefits						—
TCSPREV – Change in prepaid pension cost	46	—	46	—	18	18	—	28	—	28
TelemarPrev and PBS Telemar - Change in prepaid pension cost	36	36	—	29	—	29	7	—	—	7
TelemarPrev and PBS Telemar - Reversal of amortization of prepaid pension cost	26	26	—	21	—	21	5	—	—	5
Deferred revenues on public telephone prepaid calling cards	70	52	18	43	7	50	9	11	—	20
Revenue rollover	22	22	—	18	—	18	4	—	—	4
Capitalized interest	11	—	11	—	4	4	—	7	—	7
Stock Option	8	8	—	7	—	7	1	—	—	1
Other	3	3	—	2	—	2	1	—	—	1
Deferred income tax Oi	—	—	—	—	—	—	—	—	—	—
Deferred tax on adjustments	(237)	—	—	(128)	182	54	(28)	285	(548)	(291)

US GAAP net income	4,866					3,933				933

Net income attributable to controlling shareholders	3,933
Net income attributable to non-controlling shareholders	933

	4,866

(1)	TNL direct interest in Telemar.
(2)	TNL indirect interest in Brasil Telecom (considering that TNL had a 81.92% interest in Telemar, Telemar had a 100% interest in Coari and Coari had a 47.64% interest in Brasil Telecom).
(3)	Non-controlling interest (considering information presented in footnote 1).
(4)	Non-controlling interest (considering information presented in footnote 2).
(5)	Reversal of expense recorded during 2009 under Brazilian GAAP, corresponding to the part of the liability allocated to Brazilian GAAP Non-controlling interest, to avoid duplication of the provision for contingencies. For U.S. GAAP purposes, the entire liability assumed was recorded on the acquisition date.

RECONCILIATION OF SHAREHOLDERS’ EQUITY

		Source of adjustments		Controlling				Non-controlling interest
	Page F-152 of TNL 2009 20-F	TNL	Telemar	TNL	Interest of TNL in Telemar (direct) (1)	Net income – See previous table	Total	TNL	Interest of TNL in Telemar (direct) (3)	Net income – see previous table	Other	Total

					81.92%				18.08%
Balances at December 31, 2006	10,236
Shareholders’ equity attributable to controlling shareholders	8,208	—	—	8,208	—	—	8,208	—	—	—	—	—
Shareholders’ equity attributable to non-controlling shareholders	2,028	—	—	—	—	—	—	2,028	—	—	—	2,028

Dividends declared	(79)	(79)	—	(79)	—	—	(79)	—	—	—	—	—
Minimum compulsory dividends	(545)	(545)	—	(545)	—	—	(545)	—	—	—	—	—
Dividends prescribed	27	27	—	27	—	—	27	—	—	—	—	—
Other comprehensive income – pension	(81)	—	(81)	—	(75)	—	(75)	—	(6)	—	—	(6)
Changes in non-controlling interest	(158)	—	(158)	—	—	—	—	—	—	—	(158)	(158)
Net income for the year	3,658	—	—	—	—	2,978	2,978	—	—	680	—	680

Balances at December 31, 2007	13,058			7,611	(75)	2,978	10,514	2,028	(6)	680	(158)	2,544

Shareholders’ equity attributable to controlling shareholders	10,514
Shareholders’ equity attributable to non-controlling shareholders	2,544

	13,058

		Source of adjustments		Controlling				Non-controlling interest
	Page F-152 of TNL 2009 20-F	TNL	Telemar	TNL	Interest of TNL in Telemar (direct) (1)	Net income – See previous table	Total	TNL	Interest of TNL in Telemar (direct) (3)	Net income – see previous table	Other	Total
					81.92%				18.08%
Balances at December 31, 2007	13,058
Shareholders’ equity attributable to controlling shareholders	10,514	—	—	10,514	—	—	10,514	—	—	—	—	—
Shareholders’ equity attributable to non-controlling shareholders	2,544	—	—	—	—	—	—	2,544	—	—	—	2,544

Goodwill on shares’ sale	9	9	—	9	—	—	9	—	—	—	—	—
Extraordinary dividends	(1,200)	(1,200)	—	(1,200)	—	—	(1,200)	—	—	—	—	—
Dividends declared	(126)	(126)	—	(126)	—	—	(126)	—	—	—	—	—
Minimum compulsory dividends	(262)	(262)	—	(262)	—	—	(262)	—	—	—	—	—
Dividends prescribed	20	20	—	20	—	—	20	—	—	—	—	—
Other comprehensive income – available for sale securities	(747)	—	(747)	—	(612)	—	(612)	—	(135)	—	—	(135)
Other comprehensive income – pension	168	—	168	—	145	—	145	—	23	—	—	23
Changes in non-controlling interest	(969)	—	(969)	—	—	—	—	—	—	—	(969)	(969)
Net income for the year	1,252	—	—	—	—	1,006	1,006	—	—	246	—	246

Balances at December 31, 2008	11,203			8,955	(467)	1,006	9,494	2,544	(112)	246	(969)	1,709

Shareholders’ equity attributable to controlling shareholders	9,494
Shareholders’ equity attributable to non-controlling shareholders	1,709

	11,203

		Source of adjustments			Controlling						Non-controlling
	Page F-152 of TNL 2009 20-F	TNL	Telemar	Coari	TNL	Interest of TNL in Telemar (direct) (1)	Interest Of TNL in BrT (indirect) (2)	Net income – See previous table	Other	Total	TNL	Interest of TNL in Telemar (direct) (3)	Interest of TNL in BrT (indirect) (4)	Net income - See previous table	FV of NCI as of the acquisition date	Other	Total

						81.92%	39.03%					18.08%	60.97%

Balances at December 31, 2008	11,203
Shareholders’ equity attributable to controlling shareholders	9,494	—	—	—	9,494	—	—	—	—	9,494	—	—	—	—	—	—	—
Shareholders’ equity attributable to non-controlling shareholders	1,709	—	—	—	—	—	—	—	—	—	1,709	—	—	—	—	—	1,709

Goodwill on shares’ sale	9	9	—	—	9	—	—	—	—	9	—	—	—	—	—	—	—
Extraordinary dividends	(1,197)	(1,197)	—	—	(1,197)	—	—	—	—	(1,197)	—	—	—	—	—	—	—
Dividends declared	(808)	(808)	—	—	(808)	—	—	—	—	(808)	—	—	—	—	—	—	—
Dividends prescribed	26	26	—	—	26	—	—	—	—	26	—	—	—	—	—	—	—
Fair value non-controlling interest related acquisition of BrT	7,758	—	—	7,758	—	—	—	—	—	—	—	—	—	—	7,758	—	7,758
Effects of purchase of non-controlling interest in BrT and BrTP, net of taxes effects, comprising items (i), (ii), (iii) and (iv) below:	(1,649)	—	—	(1,649)	—	225	196	—	(1,311)	(890)	—	50	307	—	—	(1,116)	(759)
(i) Purchase of non-controlling interest (5)	(2,656)	—	—	(2,656)	—	—	—	—	(1,311)	(1,311)	—	—	—	—	—	(1,345)	(1,345)
(ii) Effects of provision for contingencies between USGAAP and BRGAAP acquisitions accounting treatments. This effect did not go through Coari BRGAAP income statement. This effect relates to the controlling interest of Coari. (6)	275	—	—	275	—	225	—	—	—	225	—	50	—	—	—	—	50
(iii) Effects of provision for contingencies between USGAAP and BRGAAP acquisitions accounting treatments. This effect did not go through Coari BRGAAP income statement. This effect relates to the non-controlling interest of Coari. (7)	229	—	—	229	—	—	—	—	—	—	—	—	—	—	—	229	229
(iv) Reduction of DTL income tax liabilities (8)	503	—	—	503	—	—	196	—	—	196	—	—	307	—	—	—	307
Effects of restructuring
Reduction of DTL income tax liabilities (9)	742	—	—	742	—	—	290	—	—	290	—	—	452	—	—	—	452
Other (10)	—	—	—	—	—	—	—	—	50	50	—	—	—	—	—	(50)	(50)
Other comprehensive income – available for sale securities	747	—	747	—	—	612	—	—	—	612	—	135	—	—	—	—	135
Other comprehensive income - pension	252	—	75	177	—	61	69	—	—	131	—	14	108	—	—	—	121
Changes in non-controlling interest	18	—	—	18	—	—	—	—	—	—	—	—	—	—	—	18	18
Net income for the year	4,866	4,866	—	—	—	—	—	3,933	—	3,933	—	—	—	933	—	—	933

Balances at December 31, 2009	21,967				7,524	899	555	3,933	(1,261)	11,650	1,709	198	867	933	7,758	(1,148)	10,317

Shareholders’ equity attributable to controlling shareholders	11,650
Shareholders’ equity attributable to non-controlling shareholders	10,317

	21,967

(1)	Direct interest of TNL in Telemar.
(2)	Indirect interest of TNL in Brasil Telecom (considering that TNL had an 81.92% interest in Telemar, Telemar had a 100% interest in Coari and Coari had a 47.64% interest in Brasil Telecom).
(3)	Non-controlling interest (considering information presented in footnote 1).
(4)	Non-controlling interest (considering information presented in footnote 2).
(5)	Allocation of consideration paid by Coari in the purchase of non-controlling interest in Brasil Telecom considering the U.S. GAAP carrying amount of Non-controlling interest (R$8,310) prior to tender offers for voting shares of Brasil Telecom Holding and Brasil Telecom and the interest acquired (7.62%, reducing the Non-controlling interest from 59.98% to 52.36%) and the interest of TNL in Coari (81.92%) as follows:

Description	Coari controlling interest	Non-controlling interest	R$ million (excepted %)
Interest:
Prior to tender offers	40.02%	59.98%
After tender offers	47.64%	52.36%

Interest acquired in tender offers	7.62%	(7.62%)

Participation of interest acquired in tender offers on non-controlling interest prior to tender offers: (7.62% out of 59.98% interest)		12.70%

Non-controlling interest prior to tender offers date			8,310
Participation of interest acquired in tender offers on non-controlling interest prior to tender offers			12.70%

Carrying amount of NCI acquired in tender offers			1,056

Total consideration transferred in tender offers			2,656

Excess of consideration transferred in tender offers over carrying amount of NCI to be allocated in Additional Paid in Capital (“APIC”) in Coari			1,600
Interest of TNL in Coari			81.92%

Excess of consideration transferred in tender offers over carrying amount of NCI to be allocated in Additional Paid in Capital (“APIC”) in TNL			1,311
Total consideration transferred in tender offers			2,656

Non-controlling interest in TNL			1,345

(6)	Effects of provision for contingencies that were 100% recorded under U.S. GAAP on the acquisition date and were recorded under Brazilian GAAP through the proportional fair value of liabilities assumed on the acquisition date and on subsequent step up acquisition (tender offers). This effect did not go through Coari’s Brazilian GAAP income statement. This effect relates to the controlling interest of Coari.
(7)	Effects of provision for contingencies that were 100% recorded under U.S. GAAP on the acquisition date and were recorded under Brazilian GAAP through the proportional fair value of liabilities assumed on the acquisition date and on subsequent step up acquisition (tender offers). This effect did not go through Coari’s Brazilian GAAP income statement. This effect relates to the non-controlling interest of Coari.
(8)	Under Brazilian GAAP, the tender offers resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of Coari. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S. GAAP. This effect is presented in the changes in shareholders’ equity within Effects of purchase of non-controlling interest. As such, no gain or loss was recognized in consolidated statement of net income or comprehensive income as this transaction occurred while TNL retained control of the other companies involved.
(9)	Under Brazilian GAAP, the reorganizations resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of Brasil Telecom. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S. GAAP. This effect is presented in the changes in shareholders’ equity within Effects of Restructuring as this transaction occurred while TNL retained control of the other companies involved.
(10)	Effect of restructuring (reverse merger under Brazilian GAAP).

Note 36 – Shareholders’ equity reconciliation of differences between Brazilian GAAP and US

GAAP, page F-148

US GAAP supplementary information, page F-150

7.	We note your response to comment 17 from our letter dated September 24, 2010. Please clarify for us why the adjustment on page F-150 of R$(1,311) million differs from the amount disclosed on page F-152 as the effect of the purchase of noncontrolling interest in BrT and BrTP in the amount of ($1,649) million.

The Company advises the Staff that, on page F-150, it has presented the amount of R$1,311 million which represents the excess of consideration paid in the mandatory tender offers amounting to R$2,656 million over the carrying amount of Non-controlling interests amounting to R$1,345 million, which was allocated to Additional Paid in Capital in TNL. On page F-152, the Company has presented the sum of the effects of the purchase of non-controlling interest in Brasil Telecom and Brasil Telecom Holding, net of taxes, in the amount of R$1,649 million, as presented in detail below (excerpt from the table included in our response to comment 6):

		Source of adjustments			Controlling						Non-controlling
	Page F-152 of TNL 2009 20-F	TNL	Telemar	Coari	TNL	Interest of TNL in Telemar (direct) (1)	Interest Of TNL in BrT (indirect) (2)	Net income – See previous table	Other	Total	TNL	Interest of TNL in Telemar (direct) (3)	Interest of TNL in BrT (indirect) (4)	Net income - See previous table	FV of NCI as of the acquisition date	Other	Total

						81.92%	39.03%					18.08%	60.97%

For the year ended December 31, 2009

(i) Purchase of non-controlling interest (5)	(2,656)	—	—	(2,656)	—	—	—	—	(1,311)	(1,311)	—	—	—	—	—	(1,345)	(1,345)
(ii) Effects of provision for contingencies between USGAAP and BRGAAP acquisitions accounting treatments. This effect did not go through Coari BRGAAP income statement. This effect relates to the controlling interest of Coari. (6)	275	—	—	275	—	225	—	—	—	225	—	50	—	—	—	—	50
(iii) Effects of provision for contingencies between USGAAP and BRGAAP acquisitions accounting treatments. This effect did not go through Coari BRGAAP income statement. This effect relates to the non-controlling interest of Coari. (7)	229	—	—	229	—	—	—	—	—	—	—	—	—	—	—	229	229
(iv) Reduction of DTL income tax liabilities (8)	503	—	—	503	—	—	196	—	—	196	—	—	307	—	—	—	307

Effects of purchase of non-controlling interest in BrT and BrTP, net of taxes effects, comprising items (i), (ii), (iii) and (iv) above	(1,649)	—	—	(1,649)	—	225	196	—	(1,311)	(890)	—	50	307	—	—	(1,116)	(759)

(1)	Direct interest of TNL in Telemar.
(2)	Indirect interest of TNL in Brasil Telecom (considering that TNL had an 81.92% interest in Telemar, Telemar had a 100% interest in Coari and Coari had a 47.64% interest in Brasil Telecom).
(3)	Non-controlling interest (considering information presented in footnote 1).
(4)	Non-controlling interest (considering information presented in footnote 2).
(5)	Allocation of consideration paid by Coari in the purchase of non-controlling interest in Brasil Telecom considering the U.S. GAAP carrying amount of Non-controlling interest (R$8,310) prior to tender offers for voting shares of Brasil Telecom Holding and Brasil Telecom and the interest acquired (7.62%, reducing the Non-controlling interest from 59.98% to 52.36%) and the interest of TNL in Coari (81.92%) as follows:

Description	Coari controlling interest	Non-controlling interest	R$ million (excepted %)
Interest:
Prior to tender offers	40.02%	59.98%
After tender offers	47.64%	52.36%

Interest acquired in tender offers	7.62%	(7.62%)

Participation of interest acquired in tender offers on non-controlling interest prior to tender offers: (7.62% out of 59.98% interest)		12.70%

Non-controlling interest prior to tender offers date			8,310
Participation of interest acquired in tender offers on non-controlling interest prior to tender offers			12.70%

Carrying amount of NCI acquired in tender offers			1,056

Total consideration transferred in tender offers			2,656

Excess of consideration transferred in tender offers over carrying amount of NCI to be allocated in Additional Paid in Capital (“APIC”) in Coari			1,600
Interest of TNL in Coari			81.92%

Excess of consideration transferred in tender offers over carrying amount of NCI to be allocated in Additional Paid in Capital (“APIC”) in TNL			1,311
Total consideration transferred in tender offers			2,656

Non-controlling interest in TNL			1,345

(6)	Effects of provision for contingencies that were 100% recorded under U.S. GAAP on the acquisition date and were recorded under Brazilian GAAP through the proportional fair value of liabilities assumed on the acquisition date and on subsequent step up acquisition (tender offers). This effect did not go through Coari’s Brazilian GAAP income statement. This effect relates to the controlling interest of Coari.
(7)	Effects of provision for contingencies that were 100% recorded under U.S. GAAP on the acquisition date and were recorded under Brazilian GAAP through the proportional fair value of liabilities assumed on the acquisition date and on subsequent step up acquisition (tender offers). This effect did not go through Coari’s Brazilian GAAP income statement. This effect relates to the non-controlling interest of Coari.
(8)	Under Brazilian GAAP, the tender offers resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of Coari. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S. GAAP. This effect is presented in the changes in shareholders’ equity within Effects of purchase of non-controlling interest. As such, no gain or loss was recognized in consolidated statement of net income or comprehensive income as this transaction occurred while TNL retained control of the other companies involved.

Given that this acquisition of non controlling interest occurred while TNL retained control of the other companies involved, no gain or loss was recognized in consolidated statement of net income or comprehensive income. The Company advises the Staff that the Company inadvertently disclosed the gross amount of R$1,311 million in the original table on page F-150, when the net amount of R$890 million should have been disclosed. The Company does not believe that this error in this disclosure is material based on its the evaluation of the criteria set forth in SAB 99.

The Company will correct this error in its future filings and provide the following disclosure:

The effects of changes in TNL’s ownership interest in its subsidiaries BrT and BrT Part’s equity.

2009
Net Income Attributable to TNL	3,933

Transfers (to) from the non-controlling interest
Decrease in Company’s additional paid-in capital for purchase of subsidiaries BrT and BrT Part’s common shares	(890)

Net transfers (to) from non-controlling interest	(890)

Change from net income attributable to TNL and transfers (to) form non-controlling interest	3,043

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Cristiano Prado Grangeiro at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Treasury Director
Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission